Exhibit 99.1

Industrias Bachoco Announces Second Quarter 2015 Results

CELAYA, Mexico, July 23, 2015 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the second quarter ("2Q15") and first half ("1H15") 2015 results ended June 30, 2015. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("$").

HIGHLIGHTS - 2015 vs 2014

  Net sales increased 11.6% in 2Q15.
  EBITDA margin was 17.6% for 2Q15 and 17.0% in the 1H15.
  Earnings per basic and diluted share totaled $2.32 for 2Q15 and $4.43 for the 1H15.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated: "In this second quarter, our company was able to take advantage of the conditions the poultry industry offered; mainly a strong demand, which is a seasonal characteristic of this quarter, as well as stable price of our main raw materials. We observed a balanced supply and demand in our main product lines in both our Mexican and US markets, even when we are observing a growth rate above the historical level of the poultry industry in both countries.

We were able to increase our total sales by 11.6% in the quarter, due mainly to increases in volume in our main product lines, while reaching double-digit profit margins, and above those reached in the same quarter of 2014. We improved our profit margins in both of our operations, in Mexico and in the USA.

In particular, we reached an EBITDA of $2,081.0 million, the highest reached by our company for a quarter.

The Company's net cash reached $12,184.4 million, strengthening our financial condition."

RECENT DEVELOPMENTS
On July 13th, 2015, the company announced the acquisition of the breeding assets in the state of Georgia, USA, of Morris Hatchery Inc. This operation has a capacity of around one million laying hens that produce hatching eggs.

EXECUTIVE SUMMARY
The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2014.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	2Q15	2Q14	Change
	$	$	$	%
Net Sales	11,837.2	10,608.8	1,228.4	11.6
Net sales in Mexico	9,123.9	8,468.6	655.3	7.7
Net sales in the U.S.	2,713.3	2,140.2	573.1	26.8

NET SALES BY SEGMENT
In millions of pesos	2Q15	2Q14	Change
	$	$	$	%
Net Sales	11,837.2	10,608.8	1,228.4	11.6
Poultry	10,703.9	9,672.7	1,031.2	10.7
Other	1,133.3	936.1	197.2	21.1

NET VOLUME SOLD BY SEGMENT
In tons			Change
	2Q15	2Q14	Volume	%
Total sales volume:	499,355	450,563	48,792	10.8
Poultry	392,749	362,806	29,943	8.3
Others	106,606	87,757	18,849	21.5

The Company's 2Q15 net sales totaled $11,837.2 million, $1,228.4 million or 11.6% more than $10,608.8 million reported in 2Q14. The increase is a result of more volume sold in all of our product lines and solid chicken and balanced feed prices during most of the quarter; this was partially offset with lower prices in eggs and pork when compared to 2Q14.

In 2Q15, sales of our U.S. operations represented 22.9% of our total sales compared to 20.2% in 2Q14.

GROSS PROFIT
In millions of pesos	2Q15	2Q14	Change
	$	$	$	%
Cost of sales	8,914.2	8,151.6	762.6	9.4
Gross profit	2,923.1	2,457.2	465.8	19.0
Gross margin	24.7%	23.2%	-	-

In 2Q15 the cost of sales was $8,914.2 million, $762.6 million or 9.4% higher than $8,151.6 million reported in 2Q14; the increase in the cost of sales is mainly attributed to more volume sold, as our average cost per unit was lower than the average cost per unit in 2Q14, as a result of decreases in main raw material prices and productivity improvements.

Therefore, we were able to post a gross profit of $2,923.1 million and a gross margin of 24.7% in 2Q15; this profit is 19.0% higher than a gross profit of $2,457.2 million and a gross margin of 23.2% in 2Q14.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")
In millions of pesos	2Q15	2Q14	Change
	$	$	$	%
Total SG&A	1,044.5	920.6	123.9	13.5

Total SG&A expenses in 2Q15 were $1,044.5 million, $123.9 million or 13.5% more than the $920.6 million reported in 2Q14. This increase is mainly attributed to higher sales and administrative expenses as our volume sold increased, as well a slight increase in our unit delivery expenses.

Total SG&A expenses as a percentage of net sales represented 8.8% in 2Q15 compared to 8.7% in 2Q14.

OTHER INCOME (EXPENSE), NET
In millions of pesos	2Q15	2Q14	Change
	$	$	$	%
Other income (expense), net	5.0	(6.5)	11.5	(176.5)

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 2Q15, we recorded other income of $5.0 million, compared with other expense of $6.5 million reported in 2Q14; this is mainly attributed to profits of some unused assets, as well as insurance recoveries.

OPERATING INCOME
In millions of pesos	2Q15	2Q14	Change
	$	$	$	%
Operating income	1,883.5	1,530.1	353.4	23.1
Operating margin	15.9%	14.4%	-	-

Operating income in 2Q15 totaled $1,883.5 million, which represents an operating margin of 15.9%, a higher margin when compared to operating income of $1,530.1 million and a 14.4% operating margin reported in 2Q14.

The increase in operating income is mainly attributed to higher gross income in 2Q15.

NET FINANCIAL INCOME
In millions of pesos	2Q15	2Q14	Change
	$	$	$	%
Net Financial Income	132.1	60.2	71.9	119.5
Financial Income	161.7	94.6	67.1	70.9
Financial Expense	29.6	34.4	(4.8)	(14.0)

In 2Q15, the Company reported net financial income of $132.1 million, compared to income of $60.2 million reported in the same period of 2014. The increase is mainly attributed to higher interest income and lower interest expenses.

TAXES FOR THE PERIOD
In millions of pesos	2Q15	2Q14	Change
	$	$	$	%
Total Taxes	621.1	501.3	119.8	23.9
Income tax	580.5	354.0	226.5	64.0
Deferred income tax	40.6	147.3	(106.7)	(72.4)

Total taxes for the 2Q15 were $621.1 million, compared with total taxes of $501.3 million in the same period of 2014; the increase is attributed to a higher income before taxes, when compared with 2Q14.

NET INCOME
In millions of pesos	2Q15	2Q14	Change
	$	$	$	%
Net income	1,394.5	1,088.9	305.6	28.1
Net margin	11.8%	10.3%	-	-
Basic and diluted earnings per share[1]	2.32	1.81	-	-
Basic and diluted earnings per ADR[2]	27.89	21.73	-	-
Weighted average Shares outstanding[3]	599,442	599,875	-	-
[1] In pesos
[2] in pesos, one ADR equals to twelve shares
[3] In thousands of shares

The net income for 2Q15 was $1,394.5 million, representing a net income of $2.32 pesos per share, compared with a net income of $1,088.9 million, which represented $1.81 pesos of net income per share in 2Q14. The increase is mainly attributed to better operating results.

Net margin was 11.8% and 10.3% for 2Q15 and 2Q14, respectively.

EBITDA AND ADJUSTED EBITDA
In millions of pesos	2Q15	2Q14	Change
	$	$	$	%
Net income	1,393.5	1,086.5	307.0	28.3
Income tax expense (benefit)	621.1	501.3	119.8	23.9
Result in associates	1.0	2.4	(1.4)	(58.3)
Net finance (income) expense	(132.1)	(60.2)	(71.9)	119.5
Depreciation and amortization	197.5	215.6	(18.1)	(8.4)
EBITDA	2,081.0	1,745.7	335.3	19.2
EBITDA Margin (%)	17.6%	16.5%	-	-
Other expense (income) net	(5.0)	6.5	11.5	(176.5)
Adjusted EBITDA	2,076.0	1,752.2	323.9	18.5
Adjusted EBITDA Margin	17.5%	16.5%	-	-
Net revenues	11,837.2	10,608.8	1,228.4	11.6

EBITDA in 2Q15 reached $2,081.0 million, representing an EBITDA margin of 17.6%, compared to an EBITDA of $1,745.7 million in 2Q14, with an EBITDA margin of 16.5%.

The adjusted EBITDA in 2Q15 reached $2,076.0 million, representing an adjusted EBITDA margin of 17.5%, compared to adjusted EBITDA of $1,752.2 million in 2Q14, with an adjusted EBITDA margin of 16.5%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	2H15	2H14	Change
	$	$	$	%
Net Sales	23,243.2	20,252.2	2,991.0	14.8
Net sales in Mexico	17,768.5	16,215.5	1,553.0	9.6
Net sales in the U.S.	5,474.7	4,036.7	1,438.0	35.6

NET SALES BY SEGMENT
In millions of pesos	2H15	2H14	Change
	$	$	$	%
Net Sales	23,243.2	20,252.2	2,991.0	14.8
Poultry	21,117.2	18,462.9	2,654.3	14.4
Other	2,126.0	1,789.3	336.7	18.8

NET VOLUME SOLD BY SEGMENT
In metric tons			Change
	2H15	2H14	Volume	%
Total sales volume:	983,855	892,502	91,353	10.2
Poultry	780,444	721,745	58,699	8.1
Others	203,411	170,757	32,654	19.1

During the first half of 2015, net sales totaled $23,243.2 million; $2,991.0 million or 14.8% more than $20,252.2 million reported in the same period of 2014. The increase in sales is attributed to higher volume sold and higher weighted average price as compared with the first half of 2014.

In 1H15, sales of our U.S. operations represented 23.6% of our total sales, compared with 19.9% in 1H14.

Operating Results
In millions of pesos	1H15	1H14	Change
	$	$	$	%
Cost of Sales	17,636.6	16,005.7	1,630.9	10.2
Gross Profit	5,606.6	4,246.5	1,360.1	32.0
Total SG&A	2,052.7	1,792.0	260.8	14.6
Other Income (expense)	(8.2)	(41.5)	33.2	(80.1)
Operating Income	3,545.6	2,413.1	1,132.6	46.9
Net Financial Income	313.1	110.9	202.2	182.3
Income Tax	1,198.5	775.4	423.1	54.6
Net Income	2,660.2	1,748.5	911.7	52.1

In 1H15 the cost of sales totaled $17,636.6 million, $1,630.9 million or 10.2% higher than $16,005.7 million reported 1H14; the increase in the cost of sales is mainly attributed to higher volume as weighted average unit cost of sales showed a small variation as compare with the weighted unit cost of the same period of 2014.

As a result, we reached a gross profit of $5,606.6 million and a gross margin of 24.1% in 1H15, a higher result than $4,246.5 million of gross profit and a margin of 21.0% reached in the same period of 2014.

Total SG&A expenses in 1H15 were $2,052.7 million, $260.8 million or 14.6% more than the $1,792.0 million reported in 1H14. This increase is mainly attributed to the higher volume sold. Total SG&A expenses as a percentage of net sales represented 8.8% in 1H15; the same percentage reported in 1H14.

In 1H15 we had other expenses of $8.2 million, compared with other expenses of $41.5 million reported in 1H14.

The operating income in 1H15 was $3,545.6 million, which represents an operating margin of 15.3%, an increase of 46.9% from an operating income of $2,413.1 million and an operating margin of 11.9% in 1H14.

The net financial income in 1H15 was $313.1 million, higher when compared to net financial income of $110.9 million in 1H14, mainly attributed to a higher interest income resulting from the high levels of cash and lower interest expenses.

Total taxes were $1,198.5 million as of June 30, 2015. These taxes include $1,123.2 million of income tax and $75.3 million of deferred income taxes; this figure compares to total taxes of $775.4 million in 1H14; the increase was due to a higher income before taxes.

All the above result in a net income of $2,660.2 million or 11.4% of net margin in the 1H15, which represents $4.43 pesos of earnings per share, while in the 1H14 the net income totaled $1,748.5 million, 8.6% of net margin and $2.91 pesos of net income per share.

EBITDA AND ADJUSTED EBITDA
In millions of pesos	1H15	1H14	Change
	$	$	$	%
Net income	2,656.9	1,746.2	910.7	52.2
Income tax expense (benefit)	1,198.5	775.4	423.1	54.6
Result in associates	3.4	2.4	1.0	41.2
Net finance (income) expense	(313.1)	(110.9)	(202.2)	182.3
Depreciation and amortization	396.9	438.7	(41.8)	(9.5)
EBITDA	3,942.5	2,851.7	1,090.8	38.3
EBITDA Margin (%)	17.0%	14.1%	-	-
Other expense (income) net	8.2	41.5	(33.2)	(80.1)
Adjusted EBITDA	3,950.8	2,893.2	1,057.6	36.6
Adjusted EBITDA Margin	17.0%	14.3%	-	-
Net revenues	23,243.2	20,252.2	2,991.0	14.8

EBITDA in 1H15 reached $3,942.5 million, representing an EBITDA margin of 17.0%, compared to EBITDA of $2,851.7 million in 1H14, with an EBITDA margin of 14.1%.

The adjusted EBITDA in 1H15 reached $3,950.8 million, representing an adjusted EBITDA margin of 17.0%, compared to adjusted EBITDA of $2,893.2 million in 1H14, with an adjusted EBITDA margin of 14.3%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	June 30, 2015	Dec. 31, 2014	Change
	$	$	$	%
TOTAL ASSETS	37,943.9	34,793.8	3,141.1	9.0
Cash and cash equivalents	15,263.5	11,961.6	3,301.9	27.6
Accounts receivable	2,104.9	2,976.5	(871.6)	(29.3)
TOTAL LIABILITIES	11,655.3	10,431.7	1,223.6	11.7
Accounts payable	3,118.6	3,384.3	(265.7)	(7.9)
Short-term debt	579.9	798.0	(218.1)	(27.3)
Long-term debt	2,499.2	1,652.5	846.8	51.2
TOTAL STOCKHOLDERS' EQUITY	26,279.6	24,362.1	1,917.6	7.9
Capital stock	1,173.9	1,174.4	(0.5)	(0.0)

Cash and equivalents as of June 30, 2015 totaled $15,263.5 million, up $3,301.9 million or 27.6% from $11,961.6 million as of December 31, 2014.

Total debt as of June 30, 2015 was $3,079.1 million, compared to $2,450.5 million reported as of December 31, 2014, mainly as a result of higher long-term bank debt.

Net cash as of June 30, 2015 was $12,184.4 million, compared to net cash of $9,511.2 million as of December 31, 2014.

CAPITAL EXPENDITURES
In millions of pesos	1H15	1H14	Change
	$	$	$	%
Capital Expenditures	605.0	474.9	130.2	27.4

Total CAPEX for the 1H15 was $605.0 million and $474.9 million in 1H14, mainly allocated toward organic growth and productivity projects across all of our facilities.

STOCK INFORMATION
As of June 30, 2015
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$42,300
Source: yahoo finances

SHARE PRICE

	Mexican Stock Exchange					The New York Stock Exchange
	Ticker Symbol: Bachoco					Ticker Symbol: IBA
	In nominal pesos per Share					In U.S. Dollar per ADR
Month	High	Low	Average	Close	High	Low	Average	Close
Jun-15	73.07	70.50	71.72	70.50	56.36	54.11	55.52	54.11
May-15	73.70	68.32	71.37	73.70	58.14	54.34	56.06	57.37
Apr-15	69.69	64.38	66.87	68.32	54.40	50.87	52.76	53.79
Mar-15	67.40	63.33	64.87	63.36	53.78	48.84	51.12	49.85
Feb-15	64.00	60.20	63.03	63.26	51.58	48.97	50.67	51.02
Jan-15	63.60	59.23	60.75	61.50	51.55	47.97	49.51	48.84

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	Carlos Hermosillo	chermosillo@actinver.com.mx
BBVA BANCOMER	Fernando Olvera	fernando.olvera@bbva.com
GBM	Miguel Mayorga	mmayorga@gbm.com.mx
INTERACCIONES CASA DE BOLSA	Brian Flores	Ibflorese@interacciones.com
JPMORGAN	Pedro Leduc	pedro.a.leduc@jpmorgan.com
INTERCAM GRUPO FINANCIERO	Fernanda Simon	fsimon@intercam.com.mx
SIGNUM RESEARCH	Emma Ochoa	Emma.ochoa@signumresearch.com

APPENDICES
For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $15.70 per USD $1.0, which corresponds to the rate at the close of June 30, 2015, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	June 30,	December 31,
In million pesos	2015	2015	2014*

TOTAL ASSETS	$ 2,417.0	37,934.9	34,793.8

Total current assets	1,487.0	23,338.2	20,852.0
Cash and cash equivalents	972.5	15,263.5	11,961.6
Total accounts receivable	134.1	2,104.9	2,976.5
Inventories	278.6	4,373.3	4,469.5
Other current assets	101.7	1,596.4	1,444.3

Total non current assets	930.0	14,596.7	13,941.8
Net property, plant and equipment	789.4	12,390.3	12,054.8
Other non current Assets	140.6	2,206.4	1,887.0

TOTAL LIABILITIES	$ 742.6	11,655.3	10,431.7

Total current liabilities	377.9	5,931.8	5,655.5
Notes payable to banks	36.9	579.9	798.0
Accounts payable	198.7	3,118.6	3,384.3
Other taxes payable and other accruals	142.3	2,233.3	1,473.2

Total long-term liabilities	364.7	5,723.5	4,776.2
Long-term debt	159.2	2,499.2	1,652.5
Other non current liabilities	6.4	100.8	90.9
Deferred income taxes	199.0	3,123.4	3,032.8

TOTAL STOCKHOLDERS' EQUITY	$ 1,674.4	26,279.6	24,362.1

Capital stock	74.8	1,173.9	1,174.4
Commission in shares issued	25.5	399.6	399.6
Repurchased shares	47.5	745.8	101.1
Retained earnings	1,503.4	23,596.2	22,513.2
Others accounts	20.1	316.1	129.1
Non controlling interest	3.1	48.0	44.6

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,417.0	37,934.9	34,793.8

*Audited

CONSOLIDATED STATEMENT OF INCOME
Second Quarter Results, ended June 30:
-Unaudited-
	U.S. Dollar
In millions pesos	2015	2015	2014
Net sales	$ 754.2	11,837.2	10,608.8
Cost of sales	568.0	8,914.2	8,151.6
Gross profit	186.2	2,923.1	2,457.2
SG&A	66.5	1,044.5	920.6
Other income (expenses), net	0.3	5.0	(6.5)
Operating income	120.0	1,883.5	1,530.1
Net finance income	8.4	132.1	60.2
Income tax	39.6	621.1	501.3
Net Income	$ 136.8	1,394.5	1,088.9

Non-controlling interest	0.1	1.0	2.44
Net controlling interest profit	88.9	1,393.5	1,086.5
Basic and diluted earnings per share	0.15	2.32	1.81
Basic and diluted earnings per ADR	1.78	27.90	21.73
Weighted average Shares outstanding[1]	599,442	599,442	599,875

EBITDA Result	$ 132.6	2,081.0	1,745.7

Gross margin	24.7%	24.7%	23.2%
Operating margin	15.9%	15.9%	14.4%
Net margin	11.8%	11.8%	10.3%
EBITDA margin	17.6%	17.6%	16.5%

[1] In thousands

CONSOLIDATED STATEMENT OF INCOME
Accumulated results, for the six months ended June 30.
-Unaudited-
	U.S. Dollar
In millions pesos	2015	2015	2014
Net sales	$ 1,480.9	23,243.2	20,252.2
Cost of sales	1,123.7	17,636.6	16,005.7
Gross profit	357.2	5,606.6	4,246.5
Selling, general and administrative expenses	130.8	2,052.7	1,792.0
Other income (expenses), net	(0.5)	(8.2)	(41.5)
Operating income	225.9	3,545.6	2,413.1
Net finance income	19.9	313.1	110.9
Income tax	76.4	1,198.5	775.4
Net income	$ 265.8	2,660.2	1,748.5

Non-controlling interest	0.2	3.4	2.4
Net controlling interest profit	169.7	2,656.9	1,746.2
Basic and diluted earnings per share	0.28	4.43	2.91
Basic and diluted earnings per ADR	3.39	53.2	34.93
Weighted average Shares outstanding[1]	599,488	599,488	599,910

EBITDA Result	$ 251.2	3,942.5	2,851.7

Gross margin	24.1%	24.1%	21.0%
Operating margin	15.3%	15.3%	11.9%
Net margin	11.5%	11.4%	8.6%
EBITDA margin	17.0%	17.0%	14.1%

[1] In thousands

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar	June 30,
	2015	2015	2014

NET MAJORITY INCOME BEFORE INCOME TAX	$ 245.9	3,858.8	2,524.0

ITEMS THAT DO NOT REQUIRE CASH:	-	-	-

ITEMS RELATING TO INVESTING ACTIVITIES:	27.6	433.9	483.3
Depreciation and others	25.3	396.9	438.7
Income (loss) on sale of plant and equipment	2.4	37.0	47.0
Other Items	-	-	(2.4)

ITEMS RELATING TO FINANCING ACTIVITIES:	3.6	57.3	73.8
Interest income (expense)	3.6	57.3	73.8
Other Items	-	-	-

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	277.2	4,349.9	3,081.0
CASH GENERATED OR USED IN THE OPERATION:	33.7	528.4	(370.1)
Decrease (increase) in accounts receivable	34.2	536.9	(55.1)
Decrease (increase) in inventories	6.0	94.5	216.0
Decrease (increase) in accounts payable	(7.4)	(115.9)	(521.5)
Decrease (increase) in other liabilities	0.8	12.9	(9.6)

NET CASH FLOW FROM OPERATING ACTIVITIES	310.8	4,878.4	2,710.9

NET CASH FLOW FROM INVESTING ACTIVITIES	(38.9)	(611.0)	(416.0)
Acquisition of property, plant and equipment	(38.5)	(605.0)	(474.9)
Proceeds from sales of property plant and equipment	2.5	39.7	13.4
Other Items	(2.9)	(45.6)	45.5

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	271.9	4,267.4	2,294.9

Net cash provided by financing activities:	3.3	52.0	469.4
Proceeds from loans	119.4	1,874.5	492.0
Principal payments on loans	(79.9)	(1,254.0)	(69.4)
Dividends paid	(28.6)	(449.6)	-
Other items	(7.6)	(118.9)	46.8
Net increase (decrease) in cash and equivalents	202.8	3,183.0	1,999.2

Cash and investments at the beginning of year	$ 703.2	11,036.1	6,716.9
CASH AND INVESTMENTS AT END OF PERIOD	$ 906.0	14,219.1	8,716.1

DERIVATIVES POSITION REPORT

Second Quarter 2015
Thousands of Mexican Pesos, as of June 30, 2015
TYPE OF FINANCIAL INSTRUMENT	OBJETIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			2Q-2015		1Q-2015		2Q-2015	1Q-2015
Knock out forwards.	Hedge	$ -	$ 15.70		$ 15.26		$ -	$ 8,248	0	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 240,036	CORN		CORN		$ 25,382	-$ 771	in 2015
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					May-2015	$ 3.763
			Jul-2015	$ 4.140	Jul-2015	$ 3.843
			Sep-2015	$ 4.220	Sep-2015	$ 3.920
			Dec-2015	$ 4.315	Dec-2015	$ 4.008
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
					May-2015	$ 326.8
			Jul-2015	$ 359.5
			Aug-2015	$ 351.9
			Sep-2015	$ 348.3
			Oct-2015	$ 345.5
Options of Corn	Hedge	$ -	CORN		CORN		$ -	-$ 92	2015
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					Jul-2015	$ 3.84
					Sep-2015	$ 3.92
					Dec-2015	$ 4.01
Options of soybean meal	Hedge	$ 246	SOYBEAN MEAL		SOYBEAN MEAL		$ 246	$ 55	2015
			In USD per ton		In USD per ton
			month	price	month	price
					May-2015	$ 326.80
					Jul-2015	$ 325.20
			Aug-2015	$ 351.90	Aug-2015	$ 323.70
Options of Heating Oil	Hedge	$ -	Heating Oil		Heating Oil		$ -	$ 216	2015
			In USD per gallon		In US cents per pound
			month	price	month	price
					Jul-2015	$ 1.73
			Aug-2015	$ 1.89	Aug-2015	$ 1.75
			Sep-2015	$ 1.89	Sep-2015	$ 1.77
			Oct-2015	$ 1.90	Oct-2015	$ 1.79
			Nov-2015	$ 1.92	Nov-2015	$ 1.81
			Dec-2015	$ 1.94

-The total financial instruments not exceed 5% of total assets as of June 30, 2015.
-The notional value represents the net position as of June 30, 2015 at the exchange rate of Ps.15.70 per one dollar.
-A negative value means an unfavorable effect for the Company.

PROBABLE SCENARIO

Second Quarter 2015
Thousands of Mexican Pesos, as of June 30, 2015								PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
		Reference Value
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Knock Out Forwards (1)	$ -	$15.31	$ 16.09	$ 16.49	Direct	$ 4,252	$ -	$ -
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2) Futures of Soybean Meal: (2)	$ 25,382	$ 3.9 $ 341.5	$ 4.3 $ 377.5	$ 4.6 $ 395.5	The effect will materialize as the inventory is consumed	$ 13,380	$ 37,383	$ 49,385
Options for Corn	$ -	$ -	$ -	$ -		$ -	$ -	$ -
Options of Soybean Meal	$ 246	$ 334.3	$ 369.5	$ 387.1		$ 135	$ 356	$ 467
Options of Heating Oil	$ -	$ 1.79	$ 1.98	$ 2.08		$ 56	$ -	$ -

(1) The reference value is the exchange rate of Ps. $15.70 per USD as of June 30, 2015.

(2) The reference values are; the future of corn for July 2015, $4.1400 USD/bushel, the future of soybean meal for July 2015, $359.50  USD/ton, and the future for heating oil for August 2015, $1.89 USD per gallon.

All the evaluations are performed according with the corresponding future, here only the first month futures are shown.
(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company.

CONFERENCE CALL INFORMATION
The Company will host its second quarter 2015 earnings call, on Friday, July 24, 2015. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

Toll free in the U.S.: 1 (888) 771-4371
Toll free in Mexico: 001 866 779 0965
A current list of available local and international free phone telephone numbers: https://www.yourconferencecenter.com/AlternateNumbers/alternatenumbers.aspx?100374&t=P&o=UsUlXpdnvTgWzV

Confirmation Number: 40130524

COMPANY DESCRIPTION
Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 25,000 people.

The Company is rated AA+ (MEX), representing high credit quality by Fitch Mexico, S.A. de C.V., and HR AA+ which signals that the Company and the offering both have high credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER
The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

Contact Information:
Maria Guadalupe Jaquez, IR
Maria.jaquez@bachoco.net
T. +52(461)618 3555